UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On May 17, 2022, Lion Group Holding Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (the “Purchaser”), pursuant to which the Company received net proceeds of $1,995,000 in consideration of the issuance of Convertible Debenture (the “Debenture”) in the principal amount of $2,100,000.

The transactions contemplated under the Securities Purchase Agreement closed on May 17, 2022. The Company intends to use the proceeds from the issuance of the Debenture for working capital purposes.

The Debenture matures on November 17, 2024, bears interest at a rate of 8% per annum to the extent such interest is paid in cash or 12.0% to the extent such interest is paid in ADSs at the Company’s election, and is convertible into ADSs, beginning after its original date of issuance at a conversion price is the lesser of $1.00 or 85% of the lowest trade price in the last ten (10) trading days immediately prior to conversion, subject to adjustment, per ADS. Interest is payable quarterly in cash, or the Company may pay accrued interest in its ADSs.

The Debenture contains conversion limitations providing that a holder thereof may not convert the Debenture to the extent (but only to the extent) that, if after giving effect to such conversion, the holder or any of its affiliates would beneficially own in excess of 4.99% of the Company’s ordinary shares immediately after giving effect to such conversion. A holder may increase or decrease its beneficial ownership limitation upon notice to the Company provided that in no event such limitation exceeds 9.99%, and that any increase shall not be effective until the 61st day after such notice.

Upon the occurrence of an event of default under the Debenture, the outstanding principal amount of the Debenture and accrued interest but unpaid interest, and interest accrues equal to the lesser of 18% per annum or the maximum rate permitted under applicable law, liquidated damages and other amounts owing immediately due and payable in cash at the mandatory default amount.

The Company has also granted the Purchaser a 24-month right to participate in specified future financings, up to a level of 30%.

The Debenture was sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The ADSs to be issued upon conversion of the Debenture have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The termination dates for the Series D, Series E, and Series F American Depositary Shares Purchase Warrants issued on February 18, 2021 and the Series G American Depositary Shares Purchase Warrants originally issued on December 13, 2021 were February 18, 2026, February 18, 2023, February 18, 2026, and December 13, 2026, respectively (collectively, the “2021 Warrants”). As part of consideration of entering into the Securities Purchase Agreement, the Company agreed to extend the 2021 Warrants termination dates as follows: (i) the termination date for the Series D American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; (ii) the termination date for the Series E American Depositary Shares Purchase Warrant shall be extended to February 18, 2025; (iii) the termination date for the Series F American Depositary Shares Purchase Warrant shall be extended to February 18, 2028; and (iv) the termination date for the Series G American Depositary Shares Purchase Warrant shall be extended to December 13, 2028.

Further, the initial conversion price for the Series A Convertible Preferred Shares issued on February 18, 2021 is $3.00 per share and Series B Convertible Preferred Shares issued on December 13, 2021 is the lower of $1.75 per share or 90% of the lowest daily volume-weighted average price during the 10 consecutive trading days prior to the conversion date, respectively (collectively, the “2021 Convertible Preferred Shares”). As part of consideration of entering into the Securities Purchase Agreement, the Company agreed that the conversion price of the Debenture will not affect the conversion price of 2021 Convertible Preferred Shares and the exercise price of 2021 Warrants of the Purchaser’s existing 2021 Convertible Preferred Shares and 2021 Warrants.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Debenture attached hereto as Exhibits 10.1 and 10.2, respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated May 17, 2022.
10.2	Form of Convertible Debenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2022	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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